EXHIBIT 12. STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(/1/)

                                  (UNAUDITED)

                           1990         1991          1992    1993          1994
                          ------       ------        ------  -------       ------
                                     (IN MILLIONS)
Income (loss) from
 continuing operations
 before taxes and share
 of earnings of
 international equity
 affiliates.............  $ 18.8       $(64.0)       $192.6  $(265.8)      $380.0
Adjustments to earnings
 (loss):
  Minority interest in
   majority-owned
   subsidiaries
   having fixed charges.     6.6          8.9           9.1     10.4         10.3
  Share of earnings
   (loss) before taxes
   of fifty percent
   owned equity
   affiliates...........     9.7          6.8          (3.6)     3.2          5.6
  Distributed income of
   less than fifty
   percent owned equity
   affiliates and share
   of loss, if any, if
   debt is guaranteed...     --           --           14.5      --           --
  Previously capitalized
   interest amortized
   during the period....     2.6          3.3           2.5      2.4          2.7
  Fixed charges net of
   capitalized interest.   225.6        203.4         176.4    156.9        161.7
                          ------       ------        ------  -------       ------
Earnings (loss) before
 taxes and fixed charges
 as adjusted............  $263.3       $158.4        $391.5  $ (92.9)      $560.3
                          ======       ======        ======  =======       ======
Fixed charges (see
 below).................  $247.2       $208.4        $178.5  $ 164.6       $172.0
                          ======       ======        ======  =======       ======
Ratio of earnings to
 fixed charges..........     1.1x/(2)/   /(3)(2)/       2.2x    /(3)(2)/      3.3x
                          ======       ======        ======  =======       ======
Fixed charges:
  Interest incurred.....  $205.0       $169.5        $144.3  $ 132.7       $141.9
  Share of interest
   incurred of fifty
   percent owned equity
   affiliates...........    25.8         20.7          15.0     12.7         12.5
  Portion of rental
   expense which
   represents an
   appropriate interest
   factor...............    15.6         17.5          18.5     18.3         16.8
  Share of portion of
   rental expense which
   represents an
   appropriate interest
   factor for fifty
   percent owned equity
   affiliates...........     0.8          0.7           0.7      0.9          0.8
                          ------       ------        ------  -------       ------
Total fixed charges.....   247.2        208.4         178.5    164.6        172.0
  Less:
    Capitalized
     interest...........   (21.6)        (5.0)         (2.1)    (7.7)       (10.3)
                          ------       ------        ------  -------       ------
Total fixed charges net
 of capitalized
 interest...............  $225.6       $203.4        $176.4  $ 156.9       $161.7
                          ======       ======        ======  =======       ======

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/(1)/ S.D. Warren, the Company's printing and publishing papers subsidiary, was sold on December 20, 1994, and is reflected as a discontinued operation in the statement of consolidated operations in the Company's 1994 Annual Report to Shareholders. Accordingly, these computations exclude earnings (losses) and net fixed charges of this discontinued operation for all years presented.
/(2)/ Excluding the special items referred to on page 40 of the Company's 1994
      Annual Report to Shareholders, the ratio of earnings to fixed charges would have been 1.5, 2.0 and 1.9 for 1990, 1991 and 1993, respectively.
/(3)/ Earnings did not cover fixed charges by $50.0 million and $257.5 million in 1991 and 1993, respectively.